August 15, 2005	Valerie Heusinkveld Direct (208) 287-6276 Valh@extendedsystems.com

VIA EDGAR

Craig Wilson
Senior Assistant Chief Accountant
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Extended Systems Incorporated
Form 10-K for Fiscal Year Ended June 30, 2004
Filed September 29, 2004
File No. 000-23597
Form 10-Q for Fiscal Quarter Ended September 30, 2004
Filed November 15, 2004
File No. 000-23597
Form 10-Q for Fiscal Quarter Ended December 31, 2004
Filed February 14, 2005
File No. 000-23597
Form 10-Q for Fiscal Quarter Ended March 31, 2005
Filed May 16, 2005
File No. 000-23597

Dear Mr. Wilson:

This letter is the response of Extended Systems Incorporated (the “Company” or “ESI”) to the Staff’s comments to the above-referenced Form 10-K and Forms 10-Q (the “Filings”). The Company has included each of the Staff’s comments from its comment letter dated June 29, 2005 and the Company’s responses below.

Form 10-K for the Fiscal Year Ended June 30, 2004

Item 9A. Controls and Procedures, page 47

1.
We note your statement that any “controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management necessarily was required to apply its judgment in evaluating

Securities and Exchange Commission
August 15, 2005

the cost-benefit relationship of possible controls and procedures.” We further note that the conclusions of your principal executive and principal financial officer do not indicate that the disclosure controls and procedures are effective at the “reasonable assurance” level. Please explain to us how your disclosures comply with Section II.F.4 of SEC Release No. 33-8238, “Management’s Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports,” available on our website at http://www.sec.gov/rules/final/33-8238.htm. We noted similar controls and procedures disclosures in the Form 10-Q for each of the three fiscal quarters in fiscal year 2005.

Response: Because the Company’s principal executive and principal financial officer did conclude that, as of the end of the reporting period for each of the Filings, the Company’s disclosure controls and procedures were effective at the “reasonable assurance” level, the Company acknowledges that, to comply with Section II.F.4 of SEC Release No. 33-8238, “Management’s Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports,” the conclusions of its principal executive and principal financial officer set forth in the Filings should have indicated that the disclosure controls and procedures are effective at the “reasonable assurance” level. In future periodic report filings, the Company will, if true, expressly provide that its principal executive and principal financial officer have concluded that the Company’s disclosure controls and procedures were effective at the reasonable assurance level for the relevant reporting period.

Form 10-Q for the Fiscal Quarter Ended March 31, 2005

Part II. Other Information, page 41

Item I. Legal Proceedings, page 41

2.
We note that you entered into a binding memorandum of understanding that resolved the litigation with Agilent and Samsung. Under the terms of the Resolution Agreement, ESI entered into a royalty-bearing license with Samsung for Samsung’s future use of ESI’s Ir Software. Explain why you believe that recognizing the $1.0 million in the third quarter of 2005 and the other installments upon receipt as revenue is proper. Cite the accounting literature that supports your accounting. Indicate why the receipt of these funds should result in immediate revenue recognition instead of being deferred. Explain whether the payments are for past transactions instead of future licensing rights. Describe the relevant terms of the settlement including licensing rights, damages, and standstill agreements. Further, explain what consideration was given to allocating the settlement

Securities and Exchange Commission
August 15, 2005

to each of the “terms” or deliverables agreed to (e.g., settlement, future licensing rights, unpaid royalties). In addition, explain why the amounts received are included in revenue.

Response: In connection with the Company’s lawsuit against Agilent Technologies Singapore Limited Pte Ltd, Samsung Electronics Co., Samsung Electronics America, Inc. and Samsung Telecommunications America, L.P., (together referred to as the “Defendants”), the Company entered into a Standstill Agreement (the “Standstill Agreement”) with the Defendants in March 2005. The Standstill Agreement stipulated that an initial non-refundable payment of $1,000,000 would be made immediately to the Company. The Standstill Agreement also stipulated that the Defendants would deliver to the Company a report accounting for the number of units containing the Company’s software that were shipped by the Defendants under the authority of a July 2002 agreement executed between ESI and Agilent Technologies Singapore Limited Pte Ltd (the “July 2002 Agreement”). The Standstill Agreement further stipulated that if the litigation between the parties was not settled prior to April 15, 2005, an additional non-refundable payment of $500,000 would be made by the Defendants on or before that date. As of March 31, 2005, the last day of the Company’s fiscal third quarter, the Company had received the $1,000,000 payment and the Defendants’ report of units shipped under the authority of the July 2002 Agreement.

Under SOP 97-2, as amended by SOP 98-9, the Company established the following:

•	persuasive evidence of an arrangement exists (the July 2002 Agreement between the parties and the Standstill Agreement together comprise this element);

•	delivery has occurred (units had already been shipped in preceding periods);

•	the fee is fixed or determinable (a minimum payment of $1,000,000 was assured); and

•	collection of the resulting receivable was reasonably assured (the Company received the payment of $1,000,000 prior to the end of the fiscal quarter ended March 31, 2005).

The allocation of the $1,000,000 payment to royalty revenue was determined to be proper, given the existence of the July 2002 Agreement, the March 2005 receipt of a royalty report for units shipped under the July 2002 Agreement, and the March 2005 receipt of an initial payment. After the end of ESI’s fiscal third quarter, two events transpired. First, as of April 15, 2005, ESI and the Defendants had not yet reached a settlement to the litigation, and the additional payment of $500,000 was made by the Defendants pursuant to the Standstill Agreement. Second, on April

Securities and Exchange Commission
August 15, 2005

27, 2005, ESI and the Defendants entered into a “Binding Memorandum of Understanding” effectively settling the litigation.

The Binding Memorandum of Understanding stipulated that three additional payments will be made to ESI. The first installment of $1,250,000 was due and paid by May 27, 2005, the second installment of $2,000,000 is to be paid by August 31, 2005, and the third installment of $1,000,000 is to be paid by December 1, 2005. These satisfied the Company’s claims for payment of contractually agreed royalties owed on royalty-bearing products shipped prior to May 1, 2005. These payments are not for any other or future deliverables.

Additionally, the Binding Memorandum of Understanding provided for a new license agreement (referred to on page 41 of ESI’s Form 10-Q for the fiscal quarter ended March 31, 2005, as “a royalty-bearing license with Samsung for Samsung’s future use of the Company’s Ir Software”) between the Company and Samsung that was effective May 1, 2005, and which required quarterly royalty reporting and subsequent payments to be made by Samsung. No portion of the previous three payment installments provided by the Binding Memorandum of Understanding offset any payment obligation of Samsung under the May 1 2005 license for future use.

Following the guidance of paragraphs 27 and 28 of SOP 97-2, the Company determined that the second and third payments stipulated under the Binding Memorandum of Understanding were not fixed and determinable because the majority of the payments were due more than 12 months after delivery of the software and the customer had a history of not adhering to contract terms. The Company recognizes that under TPA 5100.41, Effect of Prepayments on Software Revenue Recognition, if the Company were to receive payment prior to the specified due dates, revenue recognition would be appropriate since all other requirements of revenue recognition will have been met. Under paragraph 30 of SOP 97-2, however, the Company concluded, after considering business practices and the customer’s operating history as factors, that the arrangement will likely not meet the criteria for collectibility, given the Company’s history with the customer. Consequently, the Company has determined that revenue would be recognized in the fiscal quarter in which the payments are received.

Securities and Exchange Commission
August 15, 2005

Notes to condensed Consolidated Financial Statements, page 8

Note 2. Significant Accounting Policies, page 8

Revenue Recognition, page 9

3.
We note your statement that when a “royalty report is not received by the desired date…and there exists the basis to make a fair and reasonable estimate of revenue related to that royalty report, this estimate will be recorded as revenue.” Explain to us your basis of determining how a fair and reasonable estimate exists and is determined. Provide an analysis for fiscal year ending June 30, 2004 and for each quarterly period during fiscal year 2005 showing the differences between actual results and estimates. Indicate whether any of the differences were material using SAB 99. That is, explain why you believe that the revenue earned is determinable at the time it is recognized.

Response: Revenue and royalty revenue for the year ended June 30, 2004 and for the quarterly periods ended in fiscal year 2005 were as follows:

Period	Total Revenue Reported (in 1,000’s)	Total Royalty Revenue Reported (in 1,000’s)	Royalty Amounts Estimated (included in previous column) (in 1,000’s)	Total Royalty Revenue Actual (in 1,000’s)	Variance in Reported Royalties to Actual (in 1,000’s)
FY 2004	$32,186	$4,267	$0	$4,267	$0
Q1 FY 2005	$7,846	$1,047	$301	$1,209	$162
Q2 FY 2005	$9,941	$1,543	$502	$1,622	$79
Q3 FY 2005	$11,572	$4,709	$444	$4,650	($59)
Q4 FY 2005	$10,713	$3,209	$372	$3,255 A	$46
FY 2005	$40,072	$10,508	$1,619	$10,736 A	$228

(Note A: This amount and the corresponding sub-total still has one customer’s estimate in it of $200,000. At the time of this response, the royalty report had not yet been received. The methodology described herein has been used to make this estimate.)

Securities and Exchange Commission
August 15, 2005

Greater than 85% of the estimated royalty revenue related to three customers. The following table sets forth the reporting pattern of those customers:

Customer	Reporting Frequency	Days Report Arrives Following Period End
Customer A	Quarterly	35 to 45
Customer B	Quarterly	15 to 25
Customer C	Monthly	15 to 25

The Company determines whether the basis for making a fair and reasonable estimate exists by analyzing several criteria, including the following items:

•	the customer’s history and the range of their prior reports,
•	guidance, estimates, and preliminary reports from the customer, if available, and
•	the Company’s knowledge of the lifecycle of the customer’s product (into which the Company’s software is embedded).

The Company uses these criteria, in the order of priority most applicable to a particular customer, to determine if the basis for making a fair and reasonable estimate exists, and, if it does exist, for calculating the estimate.

For the fiscal year ended June 30, 2004, the Company did not record any royalty revenue based on estimates, since all royalty reports were received prior to closing the books for the preceding period. However, for the fiscal year ended June 30, 2005, the Company accelerated the close process in anticipation of the accelerated public filing deadlines. For customers that were unable to accelerate their royalty reporting to the Company, and where the Company believed the customers’ royalty revenues could be reasonably estimated, the Company included the royalty estimates in the its reported revenues.

For the first quarter of fiscal year 2005 the Company reported $7,846,000 of total revenues, which included the recording of $301,279 in royalty revenue estimates for five customers, 90% of which related to three customers which are the three customers cited above. The actual royalty revenues for these five customers as subsequently received and recorded totaled $462,990. For the second quarter of fiscal year 2005 the Company reported $9,941,000 of total revenues, which included the recording of $501,744 in royalty revenue estimates for seven customers, 88% of which related to three customers cited above. The actual royalty revenues for

Securities and Exchange Commission
August 15, 2005

these seven customers as subsequently received and recorded totaled $581,147. For the third quarter of fiscal year 2005 the Company reported $11,572,000 of total revenues, which included the recording of $444,142 in royalty revenue estimates for three customers cited above. The actual royalty revenues for these three customers as subsequently received and recorded totaled $385,424.

Materiality concerns the significance of an item to users of a registrant's financial statements. A matter is "material" if there is a substantial likelihood that a reasonable person would consider it important. In its Statement of Financial Accounting Concepts No. 2, the FASB stated the essence of the concept of materiality as follows:

The omission or misstatement of an item in a financial report is material if, in the light of surrounding circumstances, the magnitude of the item is such that it is probable that the judgment of a reasonable person relying upon the report would have been changed or influenced by the inclusion or correction of the item.

The FASB has long emphasized that materiality cannot be reduced to a numerical formula. In its Concepts Statement No. 2, the FASB noted that some had urged it to promulgate quantitative materiality guides for use in a variety of situations. The FASB rejected such an approach as representing only a "minority view," stating -

The predominant view is that materiality judgments can properly be made only by those who have all the facts. The FASB’s present position is that no general standards of materiality could be formulated to take into account all the considerations that enter into an experienced human judgment. The guidelines provided under SAB 99 provide further basis for analysis.

The Company’s analysis under SAB 99 of the differences between the estimated and actual royalty revenues indicates that the differences:

•	did not arise from an item capable of precise measurement, but from an estimate;
•	did not mask a change in earnings or other trends;
•
did not hide a failure to meet analysts’ consensus expectations (the Company has no “sell-side” analysts that cover the Company and publish earnings estimates) or the Company’s publicly stated expectations;

•	did not convert a loss into income or income into a loss;
•	did not concern a segment of the Company’s business that has been identified as playing a significant role in its operations or profitability;

Securities and Exchange Commission
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•	do not affect the Company’s compliance with regulatory requirements;
•	do not affect the Company’s compliance with loan covenants or other contractual requirements;
•	did not have the effect of increasing the compensation of the Company’s management; and
•	did not involve concealment of an unlawful transaction.

As a result of this detailed analysis, the Company has concluded that the differences resulting from the estimate of royalties do not have a material affect on the Company’s financial statements and were within the guidelines for making estimates under GAAP.

4.
You state that you recognize no more than 90% of the total contract amount until project acceptance is obtained. Explain why you believe that this policy is proper. That is, explain why it is proper to defer the 10% until acceptance. Is the 10% contingent upon acceptance by the customer? Describe the acceptance provisions of these contracts and indicate how your accounting for these provisions complies with SAB Topic 13(A)(3)(b).

Response: The Company’s revenue recognition policy for professional services, where significant uncertainty about project completion or customer acceptance does not exist and which involves significant implementation, customization, or modification of the Company’s software that is essential to the functionality of the software, is to generally recognize both the service and related software license revenue over the period of the engagement, using the percentage-of-completion method. Integral to the percentage-of-completion method is the manner in which the progress to completion is calculated. In accordance with SOP 81-1, the Company utilizes the input method with labor hours incurred as the input measurement to calculate percentage-of-completion. This method requires that an estimation of the hours remaining to complete an engagement be made on a regular basis. As part of this estimation, the Company factors in an estimate for unexpected project delays and extensions associated with receiving customer acceptance on an engagement. The estimate is not an indication that there is risk in receiving customer acceptance. Rather, the estimate is based on experience that indicates that a small portion of time and costs will be expended in the time interval between delivery of the product and final acceptance. Although experience indicates this effort is minimal, it exists nonetheless. Accordingly, the Company has adopted the practice of not recognizing 10% of the overall project revenue to account for this additional time and cost.

For the first quarter of fiscal year 2005 the Company deferred recognition of $78,304 in revenues as a result of the 10% holdback policy. For the second quarter of fiscal year 2005 the Company

Securities and Exchange Commission
August 15, 2005

deferred recognition of $45,194 in revenues and recognized $78,304 of revenues that were deferred for the first quarter of fiscal year 2005 as a result of the 10% holdback policy. For the third quarter of fiscal year 2005 the Company deferred recognition of $22,882 in revenues and recognized $45,194 of revenues that were deferred for the second quarter of fiscal year 2005 as a result of the 10% holdback policy.

Under SOP 81-1, the Company evaluates whether acceptance is uncertain by considering all the facts and circumstances surrounding an engagement, including the following key factors:

•	the Company’s history regarding similar arrangements
•	the customer’s participation in the engagement
•	the nature of the software and the existence of other service providers, and
•	the payment terms.

A typical acceptance clause in the Company’s professional services agreements and associated statement of work gives the customer a specified number of days after completion of the engagement to accept the work product of the services or notify the Company of a non-conformance with the specifications noted in the statement of work. If the Company receives a notice of a non-conformance, the Company attempts to correct the problem and notifies the customer of the correction, thereby restarting the acceptance period. This procedure is repeated until the work product of the services operates in conformity with the specifications of the statement of work in all material respects. If after using commercially reasonable efforts to correct the non-conformance, the work product of the services does not operate in conformity with the specifications in the statement of work in all material respects, the customer may reject the work product of the services.

SAB Topic 13(A)(3)(b) states that if uncertainty exists about customer acceptance, revenue should not be recognized until acceptance occurs. The Company complies with this provision by using the completed contract method of accounting where significant uncertainty about project completion or customer acceptance exists. The practice of not recognizing 10% of the project revenue is not employed in these types of contracts/projects. Rather, the practice is part of the estimating process for projects being accounted for under “percentage-of-completion” methodology.

Thus, the Company uses the practice of not recognizing 10% of revenues in these circumstances not because it is uncertain about customer acceptance, but because the Company believes this method, as part of the percentage-of-completion calculation, provides the most reasonably

Securities and Exchange Commission
August 15, 2005

dependable estimate of the hours remaining to complete an engagement and more accurately matches revenues to expenses.

Other Matters

In connection with this response to the Staff’s comments on the Exchange Act Filings, the Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the Filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Filings; and

•
We understand the Staff’s position is that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this filing, please contact the undersigned at (208) 287-6276.

Very truly yours,

EXTENDED SYSTEMS INCORPORATED

/s/ VALERIE A. HEUSINKVELD

Valerie A. Heusinkveld
Chief Financial Officer